MANAGEMENT'S REPORT ON THE EFFECTIVENESS OF THE INTERNAL CONTROL STRUCTURE
   RELATIVE TO THE SERVICING OF CONSUMER REVOLVING CREDIT CARD RECEIVABLES


     The management of the Bank is responsible for establishing and maintaining the internal control structure. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures. The objectives of an internal control structure are to provide management with reasonable, but not absolute, assurance that assets are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles.

     We have performed an evaluation of the effectiveness of the Bank's internal control structure based on the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") relative to the servicing of consumer revolving credit card receivables owned by Chevy Chase Master Credit Card Trust I Series 1994-1, 1994-2, 1994-3, 1994-4, 1994-5,
     1994-6, 1994-7, 1995-1, and 1997-1 and Chevy Chase Master
     Credit Card Trust II Series 1995-A, 1995-B, 1995-C, 1995-D, 1996-A, 1996-B and 1996-C (collectively referred to as the "Trusts" herein) as of September 30, 1997, and we have determined that the Bank maintained an effective internal control structure over financial reporting relative to the servicing of consumer revolving credit card receivables owned by the Bank's Trusts as of September 30, 1997.

     However, there are inherent limitations in the effectiveness of any internal control structure, including the possibility of human error and the circumvention or overriding of controls. Accordingly, even an effective internal control structure can provide only reasonable assurance with respect to reliability of financial statements and safeguarding and management of assets. Furthermore, the effectiveness of any internal control structure can change with changes in circumstances.




     Robert M. Hurley                           Stephen R. Halpin, Jr.
     Senior Vice President                      Executive Vice President and
                                                Chief Financial Officer



     George P. Clancy
     Executive Vice President


          November 18, 1997                                      CCINTCON.LTR